Exhibit 99.1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this notice.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING IN 2017

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting in 2017 (the “EGM”) of PetroChina Company Limited (the “Company”) will be held at 9 a.m. on 26 October 2017 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider and approve the following matters:

ORDINARY RESOLUTIONS

1.	To consider and approve the following resolution in respect of continuing connected transactions:

“THAT, as set out in the circular dated 8 September 2017 issued by the Company to its shareholders (the “Circular”):

the New Comprehensive Agreement entered into between the Company and China National Petroleum Corporation be and is hereby approved, ratified and confirmed and the execution of the New Comprehensive Agreement by Mr. Chai Shouping for and on behalf of the Company be and is hereby approved, ratified and confirmed; Mr. Chai Shouping be and is hereby authorised to make any amendment to the New Comprehensive Agreement as he thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions; and the Non-Exempt Continuing Connected Transactions and the proposed annual caps of the Non-Exempt Continuing Connected Transactions under the New Comprehensive Agreement, which the Company expects to occur in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved.”

2.	To consider and approve Mr. Wang Liang as a supervisor of the Company.

SPECIAL RESOLUTION

3.	To consider and approve amendments to the Articles of Association, amendments to the Rules of Procedures of Shareholders’ General Meeting, amendments to the Rules of Procedures of Board of Directors and amendments to the Rules of Procedures and Organisation of Supervisory Committee.

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

8 September 2017

Notes:

1.	The register of members of H Shares of the Company will be closed from Tuesday, 26 September 2017 to Thursday, 26 October 2017 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the EGM of the Company, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on 25 September 2017. Holders of the Company’s H Shares whose names appear on the register of members of the Company before the close of business day on Tuesday, 26 September 2017 are entitled to attend and vote in respect of all resolutions to be proposed at the EGM.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Shops 1712-1716,

17/F Hopewell Centre,

183 Queen’s Road East, Hong Kong

2.	Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his/her behalf at the EGM. A proxy need not be a Shareholder.

3.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the EGM. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong) within the same period.

5.	Shareholders who intend to attend the EGM in person or by proxy should return the reply slip accompanying each notice of EGM to the Secretariat of the Board of Directors on or before Thursday, 5 October 2017 by hand, by post or by fax.

6.	This EGM is expected to last for half a day. Shareholders (in person or by proxy) attending the EGM are responsible for their own transportation and accommodation expenses.

7.	The address of the Secretariat of the Board of Directors is as follows:

Room 0610, Block C

China Petroleum Building

9 Dongzhimen North Street

Dongcheng District

Beijing, PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6223

Fax: (8610) 6209 9557

8.	As at the date of this notice, the board of directors of the Company comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.